Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Primerica, Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333‑165834, 333-176508 and 333-220011 on Form S-8 and No. 333-209857 on Form S-3 of Primerica, Inc. of our reports dated February 26, 2018, with respect to the consolidated balance sheets of Primerica, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedules I, II, III and IV (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of Primerica, Inc.

/s/ KPMG LLP

Atlanta, Georgia
February 26, 2018